UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Symbotic Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87151X101
(CUSIP Number)

Gordon Y. Allison
Senior Vice President and Chief Counsel, Finance and Corporate Governance
Walmart Inc.
702 Southwest 8th Street
 Bentonville, AR 72716
(479) 273-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

December 12, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:   [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1		NAMES OF REPORTING PERSONS

Walmart Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

76,350,823(1)

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

76,350,823(1)

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,350,823(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.6%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

1
Includes (i) 15,000,000 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") owned by the Reporting Person and (ii) 61,350,823 shares of Class A Common Stock that may be acquired by the Reporting Person upon the exchange of 61,350,823 common units ("OpCo Units") in Symbotic Holdings LLC, a wholly-owned subsidiary of the Issuer. Incident to its ownership of OpCo Units, the Reporting Person also owns 61,350,823 shares of the Issuer's Class V-1 common stock, par value $0.0001 ("Class V-1 Common Stock"), which carry one vote per share but confer no economic interest in the Issuer. Upon an exchange of OpCo Units for Class A Common Stock, an equal number of shares of Class V-1 Common Stock would be cancelled.

2
The percentage used herein and in the rest of this Schedule 13D is calculated based upon 83,718,573 shares of the Issuer’s Class A Common Stock outstanding as of December 5, 2023, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 11, 2023, and after giving effect to the exchange of all 61,350,823 OpCo Units held by the Reporting Person into an equal number of shares of Class A Common Stock. On a fully diluted basis (including all of the outstanding shares of the Issuer's Class A Common Stock, the 81,861,658 outstanding shares of Class V-1 Common Stock (after giving effect to the issuance of 15,870,411 shares of Class V-1 Common Stock on December 12, 2023, pursuant to the Reporting Person’s exercise of a warrant, as described below) and the 407,528,941 outstanding shares of the Issuer’s Class V-3 common stock, par value $0.0001 per share ("Class V-3 Common Stock"), the Reporting Person beneficially owns approximately 13.3% of the Issuer’s total common stock outstanding, and approximately 5.5% of the aggregate voting power of the Issuer’s securities.

Explanatory Note
This Amendment No. 2 (this “Amendment”) amends and supplements the information in the Schedule 13D relating to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (the "Issuer"), filed by the Reporting Person on June 21, 2022, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on July 21, 2022 (collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.
Item 2.	Identity and Background

The second and third paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:

Schedule I attached hereto lists the executive officers and directors of the Reporting Person (the “Related Parties”) and their respective principal occupation, address and citizenship.

During the last five years, the Reporting Person has not, and, to the Reporting Person’s knowledge, none of the Related Parties has, (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

 As discussed in the Schedule 13D, the Reporting Person owned a warrant (the “Warrant”) which permitted the Reporting Person to acquire 15,870,411 OpCo Units (subject to dilution and customary adjustments) upon satisfaction of certain vesting conditions, at an exercise price of $10.00 per OpCo Unit. On December 12, 2023, the Reporting Person exercised the Warrant in full at an exercise price of $10.00 per OpCo Unit, and received 15,870,411 newly issued OpCo Units and an equal number of shares of the Issuer’s Class V-1 Common Stock following the exercise.

Item 5.	Interest in Securities of the Issuer

(a) and (b):	The information set forth on the cover page of this Schedule 13D is incorporated herein.

(c)	Except for the exercise of the Warrant described in Item 3 of this Amendment, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2023

WALMART INC.

By:	/s/ Gordon Y. Allison
Name:	Gordon Y. Allison
Title:	Senior Vice President and Chief Counsel, Finance and Corporate Governance

Schedule I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Walmart Inc. are set forth below. The business address of each individual is c/o Walmart Inc., 702 Southwest 8th Street, Bentonville, AR 72716.

Name of Executive Officer	Principal Occupation or Employment	Citizenship
Daniel J. Bartlett	Executive Vice President, Corporate Affairs	United States
John David Rainey	Executive Vice President and Chief Financial Officer	United States
Rachel Brand	Executive Vice President, Global Governance, Chief Legal Officer and Corporate Secretary	United States
David M. Chojnowski	Senior Vice President and Controller	United States
John Furner	President and Chief Executive Officer, Walmart U.S.	United States
Suresh Kumar	Executive Vice President, Global Chief Technology Officer and Chief Development Officer	United States
Kathryn McLay	President and Chief Executive Officer, Walmart International	Australia
C. Douglas McMillon	President and Chief Executive Officer (also a Director)	United States
Donna Morris	Executive Vice President, Chief People Officer	United States
Chris Nicholas	President and CEO, Sam’s Club	United Kingdom
Judith McKenna	Executive Vice President	United Kingdom

Name of Director	Principal Occupation or Employment	Citizenship
Cesar Conde	Chairman of NBCUniversal News Group	United States
Tim Flynn	Retired Chairman and CEO, KPMG	United States
Sarah Friar	CEO of Nextdoor Holdings, Inc.	United States
Carla Harris	Senior Client Advisor, Morgan Stanley	United States
Tom Horton	Partner, Global Infrastructure Partners; and retired Chairman, American Airlines	United States
Marissa Mayer	Co-founder and CEO, Sunshine Products, Inc.	United States
Greg Penner	General Partner, Madrone Capital Partners, CEO and an owner of the Denver Broncos (Chairman of the Board of Walmart)	United States
Randall Stephenson	Retired Executive Chair and CEO, AT&T	United States
Rob Walton	Retired Chairman, Walmart	United States
Steuart Walton	Founder and Chair, RZC Investments	United States